VIA EDGAR TRANSMISSION

AND FEDERAL EXPRESS

ENTERTAINMENT PROPERTIES TRUST

30 WEST PERSHING ROAD

SUITE 201

KANSAS CITY, MISSOURI 64108

(816) 472-1700

February 5, 2010

Cicely Lamothe

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-710

Re:	Entertainment Properties Trust
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
Schedule 14A
Filed April 17, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 7, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed July 28, 2009
Form 10-Q for the quarter ended September 30, 2009
Filed November 5, 2009
File No. 001-13561

Dear Ms. Lamothe:

Set forth below are the responses of Entertainment Properties Trust (the “Company”, “we”, “us” or “our”), to the comment letter, dated December 28, 2009 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced documents filed by the Company.

For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold typeface followed by the Company’s responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1 — Business

General, page 7

1.	We note that total investments, as it is defined on page 7, appears to be a non-GAAP measure. Clarify how you met the disclosure requirements of Item 10(e) of Regulation S-K.

Response:

The Company believes that it complied with Item 10(e) of Regulation S-K in respect of its use of the non-GAAP financial measure of “total investments”. The presentation of the non-GAAP financial measure is less prominent than the presentation of the most-directly comparable GAAP measures. Within the presentation of “total investments,” the Company included a reconciliation of the differences between “total investments” and the most directly comparable GAAP measures. As illustrated in the paragraph immediately below the reconciliation table, the non-GAAP measure of total investments is useful for an investor to understand across which asset categories the Company’s funds have been invested. Management does not have any additional material purpose for using this non-GAAP measure.

On a going forward basis, the Company will continue to present the most directly comparable GAAP measures with equal or greater prominence and include a reconciliation of “total investments” to the most directly comparable GAAP financial measures. In addition, the Company will better explain the usefulness to investors of the presentation of “total investments” and, to the extent material, disclose any additional purposes for which Management uses “total investments,” each in line with the new Compliance and Disclosure Interpretations released by the Commission as applicable.

Item 2. Properties, page 27

2.	We note your disclosure regarding your real estate portfolio. In future Form 10-K filings, on a portfolio basis please also disclose:

•	The number of tenants, if any, occupying ten percent or more of the rentable square footage and principal nature of business of such tenant; and

•	The average effective annual rental per square foot or unit for each of the last five years.

Please supplementally provide us your proposed disclosure.

Response:

The Company invests in property types with very different physical characteristics. For example, the Company invests in theaters, public charter schools, metropolitan ski areas and vineyards and wineries. The Company respectfully submits that, as a result of these different physical characteristics, a comparison of tenants occupying ten percent of the Company’s overall “rentable square footage” or calculating an overall “average effective annual rental per square foot” is not meaningful, and the Company would respectfully request that it not be required to provide such disclosures.

It should be noted that the Company does disclose the building square feet and name of each tenant in “Item 2 – Properties” beginning on page 27 as required by Item 102 of Regulation S-K. In addition, Management believes a more meaningful disclosure is based on revenue. Accordingly, on page 81 the percent of rental revenue attributable to AMC, the Company’s only tenant representing greater than 10% of total revenue, is disclosed.

Financial Statements and Notes

Consolidated Statements of Income, page 70

3.	We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5 (or paragraph 37 of SFAS 128).

Response:

We will remove dividends per share from the face of the Statements of Income in future filings.

Note 2 — Summary of Significant Accounting Policies

Mortgage Notes and Other Notes Receivable, page 80

4.	Clarify how you are utilizing FASB ASC 310-10-S99-4 (or SAB Topic 6.L) and 310-10-35-36 (or EITF D-80) to establish general reserves for the remaining portion of your loan portfolio that has not been identified as individually impaired.

Response:

We complete a review of our loan portfolio on a quarterly basis in conjunction with our quarter-end reporting requirements. Our review includes evaluating each of our loans by reviewing its principal balance, accrued interest to date, maturity date, repayment terms, payment status, collateral and financial condition of the borrower. Due to the very limited number of loans in our loan portfolio, each of the loans is reviewed on an individual basis. When it is determined that a loan is impaired, further analysis is required to determine the amount of loan loss reserve, if any, that is necessary.

You referred us to FASB ASC 310-10-35-36, stating that “a loss is recognized if characteristics of a loan indicate that it is probable that a group of similar loans includes some losses even though the loss could not be identified to a specific loan.” Additionally, we have reviewed FASB ASC 310-10-S99-4 and noted the guidance indicates to “identify loans to be evaluated for impairment on an individual basis under Statement 114 (Topic 310) and segment the remainder of the portfolio into groups of loans with similar risks and characteristics for evaluation and analysis under Statement 5 (Topic 450).” This topic discusses segmenting loans by similar characteristics such as past due status, risk classification and type of loan and applying a loss rate to each segment of loans based on factors including historical loss rates.

The Company’s loans are generally larger balance loans secured by real estate. As noted above, there is a very limited number of loans in our loan portfolio (nine mortgage notes receivable and eight notes receivable at September 30, 2009). As a result, there has not been a need to segment the loans and a general reserve has not been established. Each loan is reviewed individually on a quarterly basis and a loan specific reserve is recorded if deemed necessary.

Management regularly monitors the condition of the Company’s borrowers, including review of borrower’s financial statements, and assesses both internal and external factors in determining whether there has been any credit deterioration including, but not limited to, historical loss experience, trends in delinquency, and regional and national economic conditions and trends. A loan loss reserve is determined necessary, if, based on Management’s review, the carrying value of the loan exceeds the fair value of the underlying collateral, less costs to sell. Management evaluates the nature and type of collateral supporting the loans, date of the most recent valuation, and whether any liens exist, to determine the fair value of the collateral. If considered necessary, Management engages independent real estate appraisal firms to provide appraisals of certain collateral to assist in the determination of the fair value.

Note 4 — Investment in Mortgage Notes, page 85 — 88

5.	Refer to your Form 10-Q for the quarter ended March 31, 2009. We note that the mortgage note-receivables with Metropolis Limited Partnership and Concord Resorts, LLC as well as other note receivables as described in Note 8 within the Form 10-K for the year ended December 31, 2008 were considered impaired during the quarter ended March 31, 2009. Explain to us for each receivable the facts and circumstances that occurred during the quarter that would not have deemed the notes to be impaired for the year ended December 31, 2008.

Response:

Metropolis Limited Partnership mortgage note receivable – The Company has a second mortgage note receivable from Metropolis Limited Partnership (“the Partnership”) related to the construction of an entertainment retail center in downtown Toronto. At December 31, 2008, the Company’s note had a carrying value of $125.8 million Canadian (including accrued interest). The borrower exercised an extension option in the note agreement such that the first payment due to the Company was on November 30, 2008 for 25% of the outstanding principal plus all accrued interest. The balance of the first mortgage held by a bank syndicate was $119.5 million Canadian at December 31, 2008.

The project was completed in May 2008 and subsequent to completion the owners of the project negotiated a contract for sale of the property for approximately $325 million Canadian subject to certain conditions, including final due diligence and obtaining appropriate financing. In the due diligence process, the buyers lowered their price for the property to $265 million Canadian which the owners of the property were unwilling to accept. As pricing was still being negotiated, the deal ultimately fell through in December 2008, primarily due to buyer financing issues associated with the disruption in the credit markets. As a result, the first mortgage holder extended the maturity of the first mortgage to February 27, 2009 and the Company likewise extended the 25% principal payment due, plus all accrued interest, to March 2, 2009.

Management believed that the agreement to roll the 25% principal payment due, plus all accrued interest, for three months (approximately 7% of the term) was an “insignificant delay” as defined in FASB ASC 310-10-35-17, based on the fact that the original term of the loan was for this payment to be due in 42 months (including the extension option utilized by the Partnership) and the fact that there had been a sale of the property in process that had caused the delay. The insignificance of the extension was also evidenced by the fact that no other significant terms were altered (i.e., interest rate) and no fees were charged to the borrower by the Company. At the time Management was performing the December 31, 2008 loan review procedures, it was expected that the property would be sold or refinanced and the Company’s existing mortgage loan would be settled. Both the first mortgage holder and the Company allowed the Partnership time to find another alternative after the original buyer fell through. However, after the extension date of March 2, 2009 passed and there was no purchase agreement or other refinancing, the first mortgage holder and the Company placed the property into receivership in April of 2009.

During our quarterly loan review procedures for the quarter ended March 31, 2009, Management determined that the loan was impaired as the payments due on March 2, 2009 were not paid and the property had been placed in receivership in April 2009. In accordance with our policy, accrual basis interest income recognition was ceased on January 1, 2009.

Concord Resorts, LLC – The Company has a secured first mortgage loan for $133.1 million to Concord Resorts, LLC (“Concord”), an entity controlled by Louis Cappelli (“Cappelli”), related to a planned casino and resort development in Sullivan County, New York. The loan was originated on August 20, 2008. During our loan review procedures for the year ended December 31, 2008, Management noted that interest had been paid since the origination of the loan including the December payment due January 10, 2009.

During our quarterly loan review procedures for the quarter ended March 31, 2009, Management reviewed this loan and noted that no interest payments had been received since the January 10, 2009 payment. The delays in payment were not considered insignificant and along with other factors, including the downsizing of the project and the borrower’s delay in securing additional financing, the loan was considered impaired for the quarter ended March 31, 2009. In accordance with our policy, accrual income recognition was ceased on January 1, 2009.

New Roc – The Company has a note receivable from its minority joint venture partner in an entertainment retail center in New Rochelle, New York (“New Roc”). The note has a principal balance of $10 million, requires monthly interest payments and was due on March 1, 2009. During our loan review procedures for the year ended December 31, 2008, Management noted that interest payments had been paid since the origination of the loan including the December 2008 interest payment due January 1, 2009.

During the Company’s quarterly loan procedures for the first quarter ended March 31, 2009, it was noted that interest payments subsequent to the January payment were not received for the loan. Additionally, the loan matured on March 1, 2009 and the borrower did not repay the loan. Management determined that the loan was impaired and, in accordance with the Company’s policy, ceased accrual interest income recognition as of January 1, 2009.

Cappelli Option – The Company has a note receivable from Cappelli for $10 million. The note bears interest at 10% per annum, interest payments are due monthly and the note matured on February 28, 2009. During our loan review procedures for the year ended December 31, 2008, Management noted that interest payments had been paid since the origination of the loan including the December 2008 interest payment due January 1, 2009.

During the Company’s quarterly loan procedures for the first quarter ended March 31, 2009, it was noted that interest payments subsequent to the January payment were not received for the loan. Additionally, the loan matured on February 28, 2009 and the borrower did not repay the loan. Management determined that the loan was impaired and, in accordance with the Company’s policy, ceased accrual interest income recognition as of January 1, 2009.

Mosaica Education, Inc. – The Company has a note receivable from Mosaica Education, Inc. of approximately $3.8 million. During our loan review procedures for the year ended December 31, 2008, Management noted that interest payments had been paid since the origination of the loan including the December 2008 interest payment due January 1, 2009.

During the Company’s quarterly loan procedures for the first quarter ended March 31, 2009, it was noted that interest payments subsequent to the January payment were not received for the loan. Management determined that the loan was impaired and ,in accordance with the Company’s policy, ceased accrual interest income recognition as of January 1, 2009.

Sapphire Wines, LLC – The Company has a loan due from its tenant, Sapphire Wines, LLC (“Sapphire”) that was originated on July 31, 2007 and had an original principal balance of $5.0 million. During the fourth quarter of 2008, this loan was being renegotiated with the borrower to increase the balance of the note and also to provide for principal payments (previously the note was interest only). Interest was not paid during this time period. Due to the renegotiation, Management considered this an insignificant delay in payments during our December 31, 2008 loan review and the loan was not considered impaired. The renegotiation of the loan was finalized on February 6, 2009 and the loan balance was increased to approximately $5.2 million with interest and principal payments due monthly.

Interest and principal payments on the note to Sapphire were not received by us during the first quarter of 2009; therefore, during our first quarter 2009 loan review, Management determined this loan was impaired. In accordance with our policy, accrual basis interest income recognition was ceased on January 1, 2009.

Southern – We had a note receivable with a principal amount of $1.0 million due from an affiliate of one of our theatre operators. During our December 31, 2008 loan review procedures, we noted that the loan was current on all interest payments through November 2008 and had one month interest past due. Management considered this delayed payment to be an insignificant delay and did not consider the loan to be impaired at December 31, 2008. Additionally, the borrower had not given any indication that there would be a delay in paying the loan off at the maturity date of March 1, 2009.

During our quarterly loan review procedures for the quarter ended March 31, 2009, Management noted that interest payments were past due since the December 2008 payment, and per discussions with the borrower, the borrower was securing alternative financing in order to pay off the loan. As such, Management considered this loan impaired at March 31, 2009 due to the past due interest payments and past due principal. In accordance with our policy, accrual basis interest income recognition was ceased on January 1, 2009.

Note 12 — Fair Value of Financial Instruments

Investment in Direct Financing Lease, page 107

6.	We note that you determined the value of your investment in a direct financing lease to be $140.8 million for the year ended December 31, 2008. Given that the investment had a carrying value of $166.1 million, it appears that your investment is impaired. Explain to us why you did not recognize a related impairment charge as of December 31, 2008.

Response:

We disclosed in our 2008 Form 10-K the estimated fair value of our financial instruments in accordance with FASB ASC 825-10-50. Management estimates the fair value of our financial instruments by applying an estimated current market rate to the expected future cash flows of the financial instrument. Due to the economic downturn, specifically during the fourth quarter of 2008, we estimated the market rate at that time was higher than the effective interest rate on our investment in a direct financing lease by approximately 2%. However, we did not consider the investment to be impaired and the difference in rates was judged to be due to temporary market declines and macroeconomic factors.

All payments on the direct financing lease have been received per the contractual terms and there is no indication that the tenant will be unable to meet their future obligations under the lease. In accordance with the guidance in FASB ASC 840-30-35-25, we review the estimated residual value of our leased property on an annual basis, or more frequently if there is a change in facts and circumstances. The Company uses an independent valuation firm to assist in this valuation. The direct financing lease was recorded in the second quarter of 2008, and our first annual review occurred during the second quarter of 2009. The results of that work did not indicate there was any impairment.

Exhibit Index, page 136

7.	It appears that some of the exhibits that you have filed with, or incorporated by reference to, the Form 10-K and listed in the exhibit index omit certain other exhibits or schedules to the filed exhibits. Please explain to us why exhibits 4.7, 4.8 and 10.9 have omissions from them of exhibits and schedules that are part of filed exhibits. Alternatively, file complete copies of the exhibits.

Response:

Exhibit 4.7 is the Amended and Restated Master Credit Agreement, dated January 31, 2006, among 30 West Pershing, LLC, Entertainment Properties Trust, EPR Hialeah, Inc., WestCol Center, LLC, EPT Melbourne, Inc. and KeyBank National Association as Administrative Agent and Lender, KeyBanc Capital Markets as Sole Lead Arranger and Sole Book Manager, Royal Bank of Canada as Syndication Agent, JP Morgan Chase Bank, N.A. as Documentation Agent and the other Lenders party thereto. Exhibit 4.8 is Amendment No. 1 to Amended and Restated Master Credit Agreement, dated April 18, 2007, among 30 West Pershing, LLC, EPR Hialeah, Inc., WestCol Center, LLC, EPT Melbourne, Inc., Entertainment Properties Trust and the Lenders, KeyBank National Association as Administrative Agent and KeyBanc Capital Markets as Sole Lead Arranger and Sole Book Manager. We refer herein to Exhibit 4.7 and 4.8 collectively as the “Original Facility.”

Please note that the Original Facility has been replaced by that certain Amended and Restated Master Credit Agreement, dated June 30, 2009, by and among 30 West Pershing LLC, EPT DownREIT II, Inc., EPT Huntsville, Inc., EPT Pensacola, Inc., Megaplex Four, Inc., WestCOl Center, LLC, EPT Melbourne, Inc. and Entertainment Properties Trust, and KeyBank National Association, as Administrative Agent, and the Lenders party thereto (the “Amended and Restated Facility”). The Amended and Restated Facility is filed as Exhibit 4.1 to the Form 8-K filed by the Company on July 1, 2009.

Please note that the schedules to the Original Facility that were omitted from the copy filed with the Commission did not contain any material information and, in light of this and the fact that the Original Facility has been replaced in its entirety by the Amended and Restated Facility, we believe that the schedules that were omitted are no longer useful to investors and we respectfully request that we not be required to file such schedules with the Commission. Please note that the Amended and Restated Facility filed with the Commission on July 1, 2009 omitted certain schedules as well. Although these schedules do not contain any material information, we intend to file the full Amended and Restated Facility (inclusive of the omitted schedules) as an exhibit to our Form 10-K for the year ended December 31, 2009.

Exhibit 10.9 is the Note Purchase Agreement, dated February 24, 2004, among Entertainment Properties Trust and Courtney Square Limited Partnership, Whitby Centrum Limited Partnership, Oakville Centrum Limited Partnership and Kanata Centrum Limited Partnership. The only schedule or exhibit to Exhibit 10.9 is the registration rights agreement related thereto which is separately filed as Exhibit 4.11.

Schedule 14A

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Annual Incentive Performance, page 18

8.	On page 18, you state that your compensation committee determines annual incentive amounts based upon an assessment of a combination of the individual performance of the executive and the Company’s overall performance. On page 20, however, you state that based upon your compensation committee’s determination that the three primary performance factors it articulated for 2008 (growth in FF0 per share, ROIC and ROACE) each exceeded expectations, the committee established bonuses under our Annual Incentive Program at or near the maximum levels established for 2008. Please clearly state whether the awards granted under the Annual Incentive Program are based solely on the Company’s overall performance or are based on a combination of the individual performance of the executive and the Company’s overall performance. Provide this disclosure in future filings and tell us how you plan to comply.

Response:

Awards granted under the Annual Incentive Program are based on a combination of the individual performance of the executive and the Company’s overall performance, as generally measured by the performance factors (growth in FFO per share, ROIC and ROACE) and other factors the compensation committee may consider appropriate to the goals of the Annual Incentive Program. As disclosed on page 19, for 2008, the compensation committee considered the favorable individual performance of each named executive officer, and disclosure was made of examples of such performance considerations. Together with its determination that the three primary performance factors each exceeded expectations, the compensation committee established bonuses under the Annual Incentive Program at or near the maximum levels established for 2008.

In future filings, we will clarify the significance of individual performance in the compensation committee’s determination of bonuses under the Annual Incentive Program, as well as any other factors the committee may have relied upon in its determination.

9.	You disclose that your compensation committee identified three primary quantitative performance factors in making incentive payout decisions:

•	FFO per share growth;

•	Return on invested capital; and

•	Return on average common equity.

You also disclose that you exceeded these three performance factors for 2008 and thus your compensation committee approved bonuses at or near the maximum levels. Please disclose the actual results for each of these three performance measures as well as the targets for each of these three performance measures. Provide this disclosure in future filings and tell us how you plan to comply.

Response:

As noted on pages 17 and 18, our compensation committee identified several performance factors that it considered in its determination of performance bonuses under our Annual Incentive Program, but did not set specific performance goals for these metrics. The compensation committee reviewed the performance factors as compared to the performance of the Company’s peer group. That review indicated that with respect to 2008 FFO growth per share, ROIC and ROACE, the Company’s performance in 2008 was ranked within the peer group at 81%, 97% and 96%, respectively. This review was the basis for the compensation committee’s determination that each of the performance factors chosen by the committee exceeded expectations.

In future filings, the Company will provide additional disclosure describing this review by the compensation committee and the basis for the committee’s application of the performance factors and use of peer group data. The compensation committee may elect to establish specific performance goals or targets in the future for the Annual Incentive Program and/or the Long-Term Incentive Plan. If so, the Company will disclose those goals or targets in future filings, together with an explanation of the weighting and application of such items in the compensation committee’s analysis unless the target levels selected by the committee involves confidential trade secret or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company. We do not believe that the disclosure of target levels for FFO growth per share, ROIC and ROACE would involve such confidential trade secrets or confidential information.

10.	You state that you have adopted various elements of compensation to, in part, align the interests of your executives with those of our shareholders, with the goal of maximizing shareholder value creation. You also state that annual incentive awards are designed to primarily reward short-term operational and financial performance, while equity incentive awards are designed to encourage the creation of long-term shareholder value and reward long-term performance. In light of this, please further disclose why you chose to award incentive compensation under your Long-Term Incentive Plan at or above targets even though you had negative total shareholder return in 2008. Provide this disclosure in future filings and tell us how you plan to comply.

Response:

The compensation committee considered total shareholder return in 2008 as a prominent factor in the determination of 2008 Long-Term Incentive Awards, as disclosed on page 21. However, it was considered by the compensation committee as just one of several factors that influence long-term shareholder value and long-term performance. As noted above, the three principal performance factors (FFO growth per share, ROIC and ROACE) exceeded expectations which would otherwise have indicated awards under the Long-Term Incentive Plan at or near the maximum levels. However, based on total shareholder return in 2008, the compensation committee elected to make awards below maximum levels, which they determined to be at or near target levels.

On page 15, it is stated that the “equity incentive awards are designed to encourage the creation of long-term shareholder value and reward long-term performance.” In considering linkage between the creation of long-term shareholder value and long-term performance, on the one hand, and the design of equity incentive awards, on the other hand, the committee places significant weight on the structure of the awards as a combination of restricted shares and share options which vest over four and five year periods. This linkage is evidenced by the significant loss of unrealized value of prior awards during 2008 due to the negative total shareholder return. In future filings, the Company will provide additional disclosure of the compensation committee’s consideration and balancing of the structure of the awards (i.e., restricted shares, share options, vesting, etc.) and the level of the awards, when considering the intended incentives of the plan.

Transactions Between the Company and Trustees, Officers or Their Affiliates, page 35

11.	Please provide the disclosure called for by Item 404(b) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.

Response:

The Company believes that the disclosure contained in its proxy statement complies with the requirements of Item 404(b) of Regulations S-K. However, the Company will elaborate on this disclosure in its future filings to ensure compliance with Item 404(b). The elaborated disclosure will follow along the same lines as the disclosure below.

As noted in our proxy statement, the Company has established Company Governance Guidelines and Independence Standards for Trustees which cover (generally and specifically) the types of related party transactions addressed by SEC and New York Stock Exchange (“NYSE”) rules. The Company’s Board of Trustees (the “Board”) is responsible for evaluating these standards and ensuring compliance with these guidelines and they also apply, to the extent applicable, these standards and guidelines to executive officers in a manner to satisfy Item 404 of Regulation S-K. Although the application of these specific standards and policies to executive officers is not expressly provided in a formal written policy, the Company’s Code of Ethics and Business Conduct (the “Code”) provides that employees (including executive officers) and trustees of the Company should avoid conflicts of interest with regard to their own or the Company’s interest. Under the Code, conflict of interest exists whenever an individual’s private interests interfere or are at odds with the interests of the Company. Any waiver of the provisions of the Code for executive officers or trustees may only be made by the Board, and any such waiver will be disclosed as required by law or regulation and the rules of the NYSE.

The Company does not have a formal written policy specifically for security holders covered by Item 403(a) of Regulation S-K. However, the Board applies the general standards and guidelines set forth in the guidelines and standards discussed above for purposes of determining transactions requiring disclosure under Item 404(a) of Regulation S-K. The Company presently is in the process of considering the adoption of a more formalized Related Party Transactions Policy that would reduce to written form, and clarify, its historical policy. Accordingly, the Company’s future disclosures will reflect the scope of the new written policy, if adopted, as well as the means by which the Company would enforce that policy.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009

Financial Statements and Notes

Note 5 — Investments in Mortgage Notes and Notes Receivable, page 18

12.	We note that you recognized a total impairment charge of $66 million as of September 30, 2009 for the mortgage note receivable with Metropolis Limited Partnership and other various note receivables. We also note in previous reporting periods that although you deemed these receivables impaired you did not recognize an impairment charge as the underlying collateral exceeded the amount of the note, Please tell us for each receivable the facts and circumstances that existed as of September 30, 2009 that would not have led to an impairment charge being recognized in the previous reporting periods.

Response:

Metropolis Limited Partnership mortgage note receivable – We evaluated our mortgage note receivable from the Partnership for the quarter ended March 31, 2009 (as discussed in our response to Comment 5 above) and determined the loan was impaired. An independent appraisal was performed on the property as of January 31, 2009, which indicated a fair value for the project of $277 million Canadian. While a discussion with the appraiser on June 22, 2009 indicated a modest decrease in fair value, it was determined that the fair value of the property was still significantly in excess of the first mortgage and our loan balance (which combined totaled approximately $246 million Canadian) and no loan loss reserve was considered necessary at June 30, 2009.

An updated appraisal was completed on the property by the same firm as previously used, which indicated a value of $230.5 million Canadian at September 30, 2009. The valuation firm had determined that capitalization rates had increased and that the outlook for signage income for the project, a significant component of the project’s projected net operating income, had decreased, both of which contributed to a significantly lower appraised value at September 30, 2009. Additionally, on October 1, 2009, the Company received a bid from a third party to purchase its mortgage note receivable. The Company entered into a letter of intent with the third party, which implied an overall property value of approximately $217 million Canadian. At this time, Management felt the updated independent appraisal of the project, as well as the bid to purchase the Company’s mortgage note receivable, were both indicators of the fair value of the collateral. Because Management entered into a letter of intent with the third party to sell the Company’s mortgage note receivable and was willing to accept a price lower than the appraisal to avoid the need to go through the receivership process, Management considered this offer to be the best indicator of fair value at September 30, 2009. The contemplated sale transaction was between unrelated third parties and the sale of the note was considered to be an orderly transaction. As such, the Company recorded a provision for loan loss of approximately $37.6 million Canadian ($34.8 million U.S.) in the third quarter of 2009 for the difference between the carrying value of our mortgage note and the offer value, less estimated costs to sell of $2.5 million.

New Roc – We evaluated our note receivable from our minority joint venture as of March 31, 2009 (as discussed in our response to Comment 5 above) and determined the loan was impaired due to a delay in interest payments and principal payment. The loan is secured by the minority partners’ partnership units in New Roc and is also personally guaranteed by Cappelli. Subsequent to March 31, 2009, we received interest payments from the borrower through May 31, 2009 and as of our loan review completed for the quarter ended June 30, 2009, the borrower was only one month behind on interest payments. Management continued to consider the loan impaired at June 30, 2009 and continued to recognize interest income on a cash basis.

Management also evaluated the fair value of the underlying collateral of the note along with the financial condition of the guarantor at March 31 and June 30, 2009. Per review of the guarantor’s most recent available personal financial statements, Management noted, among other real estate interests, that a significant portion of the guarantor’s net worth was related to the planned casino and resort development in Sullivan County, New York. During the first and second quarters of 2009, Management continued to believe that the Concord transaction could be concluded at a reduced size which would support a significant portion of Cappelli’s net worth. Our conclusion was supported by, among other things, the New York legislature’s passage during June 2009 of legislation that approved a special reduced tax rate on the gaming receipts from the completed project if at least $600 million was invested and 1,000 new jobs were created. As a result of this review, Management determined that no loan loss reserve was necessary at March 31 or June 30, 2009.

During the third quarter of 2009, no interest payments were received on this note. During the Company’s negotiations with Cappelli and his other lenders during the third quarter of 2009 regarding the Concord transaction, the Company obtained additional visibility to Cappelli’s personal financial condition and obligations. In addition, the progress we expected on the Concord transaction, including the developer securing additional financing, was not realized during the third quarter. As a result, the Company concluded during the quarter ended September 30, 2009 that it was unlikely that Cappelli could satisfy his obligations as guarantor of the note, and thus Management determined that the Company could not rely upon the personal guarantee of the borrower as of September 30, 2009. Management reviewed the fair value of the underlying collateral at September 30, 2009 (the minority partner’s partnership units) and determined that the fair value of these units was approximately $2 million. Management determined the fair value of these units through an analysis of the distribution waterfall of the partnership, estimated current capitalization rates (based on a recent independent appraisal of a similar asset) and estimated net operating income of the partnership. As such, Management determined a loan loss reserve of $8 million was necessary at September 30, 2009.

Cappelli Option – We evaluated our note receivable for impairment for the quarter ended March 31, 2009 (as discussed in our response to Comment 5 above) and determined that the note was impaired due to a delay in interest payments and principal payment. The note is secured by an option to purchase 50% interests in three real estate development projects of Cappelli at his cost as well as the personally guarantee of Cappelli. Subsequent to March 31, 2009, we received interest payments from the borrower through May 31, 2009 and as of our loan review completed for the quarter ended June 30, 2009, the borrower was only one month behind on interest payments. Management continued to consider the loan impaired at June 30, 2009 and continued to recognize interest income on a cash basis.

Management also evaluated the fair value of the underlying collateral of the note along with the financial condition of the guarantor at March 31 and June 30, 2009. Per review of the guarantor’s most recent personal financial statements, Management noted, among other real estate interests, that a significant portion of the guarantor’s net worth was related to the planned casino and resort development in Sullivan County, New York. During the first and second quarters of 2009, Management continued to believe that the Concord transaction could be concluded at a reduced size which would support a significant portion of Cappelli’s net worth. Our conclusion was supported by, among other things, the New York legislature’s passage during June 2009 of legislation that approved a special reduced tax rate on the gaming receipts from the completed project if at least $600 million was invested and 1,000 new jobs were created. As a result of this review, Management determined that no loan loss reserve was necessary at March 31 or June 30, 2009.

During the third quarter of 2009, no interest payments were received on this note. During the Company’s negotiations with Cappelli and his other lenders during the third quarter of 2009 regarding the Concord transaction, the Company obtained additional visibility to Cappelli’s personal financial condition and obligations. In addition, the progress we expected on the Concord transaction, including the developer securing additional financing, was not realized during the third quarter. As a result, the Company concluded during the quarter ended September 30, 2009 that it was unlikely that Cappelli could satisfy his obligations as guarantor of the note, and thus Management determined that the Company could not rely upon the personal guarantee of the borrower as of September 30, 2009. Management reviewed the fair value of the underlying collateral at September 30, 2009 (the option to purchase interests in three real estate development projects) and determined that the value of this option was nominal as in the current capital constrained environment, and given the status of the Company’s relationship with Cappelli, the Company would not exercise this option. As such, Management determined a loan loss reserve of $10 million was necessary at September 30, 2009.

White Plains – The Company has a note receivable from the minority joint venture partner in our entertainment retail center, City Center at White Plains, New York (“White Plains”). The note has a principal balance of $10 million, requires monthly interest payments and is due on March 8, 2017. The loan is secured by the minority partners’ partnership units in White Plains and is also personally guaranteed by Cappelli and another individual. Interest payments were current on this note through June 30, 2009. No interest payments were received during the third quarter of 2009, and during our loan review procedures for the quarter ended September 30, 2009, Management determined that the loan was impaired due to the delay in interest payments.

For the quarter ended September 30, 2009, Management evaluated the fair value of the underlying collateral of the note, and considered an independent appraisal of the property prepared as of September 30, 2009 which indicated a value approximately equal to the outstanding debt balance. As a result, Management determined that the partnership units that serve as collateral for the note have no value. Furthermore, as indicated above, the Company concluded during the quarter ended September 30, 2009 that it was unlikely that Cappelli could satisfy his obligations as guarantor of the note. Additionally, no information was available for the other guarantor. As such, Management determined that the Company could not rely upon the personal guarantees of the borrowers as of September 30, 2009. Management determined a loan loss reserve of $10 million was necessary at September 30, 2009.

Sapphire Wines, LLC – We have two loans due from our tenant, Sapphire. The first loan, originated on July 31, 2007 and renegotiated on February 6, 2009, had a principal balance of approximately $5.2 million at September 30, 2009. The collateral for this loan includes the interest under the lease and guarantees by Sapphire Advisor, LLC and Jeffery S. Hopmayer. The second loan was originated on February 20, 2009 with a principal amount of $3.0 million. The collateral for this loan includes the interest under the lease, guarantees by Sapphire Advisor, LLC and Jeffery S. Hopmayer, pledge of trademarks and other pledged collateral. We made the second loan to address the working capital needs of Sapphire after their existing line of credit lender was not able to fund the negotiated $3.0 million increase in their line of credit due to a lack of liquidity at this division of the bank. We believed it was necessary to provide the assistance for Sapphire in order to avoid a situation where the suppliers of grapes necessary for the production of wine would file for liens on the inventory (the vast majority of the loan proceeds went to pay grape suppliers related to the Fall 2008 harvest.) Additionally, our Management became aware that Sapphire was pursuing a sale or recapitalization of their company and this was evidenced by a signed letter of intent.

During the first quarter 2009 loan review procedures, Management noted that Sapphire was past due on interest payments and concluded that the loan was impaired. On April 10, 2009, the borrower paid all past due principal and interest payments. During the second quarter 2009, we noted that the borrower was current on all interest payments with the exception of the June 2009 payment. At June 30, 2009, Management considered the loan to still be impaired. The underlying collateral, including review of the personal financial statements of the guarantor, was evaluated and no loan loss reserve was considered necessary at March 31 or June 30, 2009.

No interest payments were received during the third quarter of 2009. During the third quarter of 2009, Management was involved in the negotiation for the sale of Sapphire to a public company, and as a part of the terms of the sale, it was agreed that total notes receivable would be reduced by approximately $3.0 million if additional capital were to be invested by the new buyer as planned. The sale purportedly closed in the fourth quarter of 2009. Although the terms of the transaction were not complete and the sale was not closed as of September 30, 2009, the negotiation process was underway and Management felt that our willingness to reduce the balance of the notes receivable in conjunction with the pending sale of Sapphire indicated a loan loss reserve was needed. As such, Management determined that a $3.0 million loan loss reserve was necessary at September 30, 2009.

Concord Resorts, page 18

13.	We note the collateral, 1,584 acres of land, underlying the note receivable with Concord Resorts, LLC was valued using an independent appraisal as of April 30, 2009. Tell us and disclose in future filings the value of the land and how such value was determined as of September 30, 2009.

Response:

The disclosure concerning Concord Resorts, LLC on page 18 contained the following: “Management of the Company determined that no loan loss reserve was necessary for this note taking into account an independent appraisal as of April 30, 2009 of the primary collateral, 1,584 acres of land, which indicated a value in excess of the loan balance.” The purpose of this disclosure was not to specifically provide the value of the land as of September 30, 2009, but rather to disclose the reasons why Management believed that no loan loss reserve was necessary at that time. As of September 30, 2009, Management considered the appraisal, which indicated a value significantly in excess of the loan balance as of April 30, 2009 (by over $100 million), considered other current economic and market factors relating to the property through the date of the filing, and determined that the value of the collateral continued to exceed the loan balance.

We respectfully submit that the Company is not aware of any express requirement to disclose the value of any collateral or the value set forth in any appraisal with respect to such collateral. In addition to this lack of a specific disclosure requirement, and as noted above, the process for determining the value of the collateral for a loan takes into account varying information and ultimately concludes with Management’s determination as to whether such collateral, less costs to sell, are greater than the carrying value of the loan. There is no specific guidance as to which information must be considered in this process and to which degree weight or importance may be assigned to any such information. As a result, the disclosure of such values may lead to undue emphasis or reliance on such values by an investor. However, if it continues to be true, in future filings, we will disclose that the fair value of the underlying collateral per the independent appraisal is “significantly” in excess of the carrying value of the loan.

Toronto Dundas Square Project, page 18

14.	We note that the value of the 13 level entertainment center, which is the underlying collateral of the note receivable with Metropolis Limited Partnership, was based on various factors including an independent appraisal completed in September 2009. Tell us and disclose in future filings the value of the collateral and the other factors that were used in determining the value of such collateral.

Response:

See our response to Comment 12 above regarding Management’s process for evaluating the underlying collateral for this loan and determining the appropriate impairment charge as of September 30, 2009. We will disclose in future filings the estimated fair value of the underlying collateral as well as the other factors involved (as discussed above) in determining the value of the collateral.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Gregory K. Silvers, our General Counsel, at (816) 472-1700, or Craig Evans, our securities counsel, at (816) 842-8600, if you have any questions regarding this submission.

Very truly yours,

ENTERTAINMENT PROPERTIES TRUST

/s/ Mark A. Peterson Mark A. Peterson
Chief Financial Officer

17